UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor
FWD Financial Center
308 Des Voeux Road Central
Sheung Wan, Hong Kong
Tel: +852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by MMtec, Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

(UNAUDITED)

	As of
	June 30, 2023	December 31, 2022
	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,004,307	$3,825,477
Accounts receivable, net	2,364,950	295,683
Loan receivable, net	676,643	4,620,824
Security deposits - Current	7,984	8,274
Short-term investment	266,513	-
Prepaid expenses and other current assets	1,774,171	172,205
Deferred offering cost	112,748	112,748

Total current assets	7,207,316	9,035,211

NON-CURRENT ASSETS:
Security deposits - Non - current	136,723	140,746
Property and equipment, net	205,738	184,423
Deposit for business acquisition	-	1,000,000
Operating lease right - of - use assets	844,778	1,055,127
Intangible asset	5,224,439	-
Goodwill	106,935,130	-
Deferred Tax Assets - Non-current	70,681	-
Other non - current assets	691,965	-

Total non-current assets	114,109,454	2,380,296

Total assets	$121,316,770	$11,415,507

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Salary payable	283,281	372,980
Accrued liabilities and other payables	3,133,483	395,352
Advance from customer	288,696	-
Accrued interest	1,343,600	-
Operating lease liabilities - Current	475,931	405,591

Total current liabilities	5,524,991	1,173,923

NON-CURRENT LIABILITIES:
Accrued liabilities - Non-current	146,475	209,250
Operating lease liabilities - Non-current	406,460	647,983
Convertible bond	58,311,869	-

Total non-current liabilities	58,864,804	857,233

Total liabilities	$64,389,795	$2,031,156

SHAREHOLDERS’ EQUITY:
Common shares ($0.01 par value; 50,000,000 shares authorized; 99,145,041 and 5,145,041 shares issued and outstanding at June 30, 2023 and December 31, 2022)	991,451	51,451
Additional paid-in capital	77,557,407	31,727,407
Accumulated deficit	(36,630,402)	(22,253,030)
Accumulated other comprehensive loss	(206,665)	(141,477)

Total shareholders’ equity attributable to MMTEC, INC.	41,711,791	9,384,351

Non- controlling interests	15,215,184	-

Total shareholders’ equity	56,926,975	9,384,351

Total liabilities and shareholders’ equity	$121,316,770	$11,415,507

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	US$	US$
REVENUES	$2,856,449	$733,400

COST OF REVENUES	2,729,615	110,490

GROSS PROFIT	126,834	622,910

OPERATING EXPENSES:
Selling and marketing	1,008,732	887,173
General and administrative
Payroll and related benefits	1,191,171	1,022,931
Professional fees	519,200	696,556
Other general and administrative expenses	497,530	943,867

Total Operating Expenses	3,216,633	3,550,527

LOSS FROM OPERATIONS	(3,089,799)	(2,927,617)

OTHER INCOME (EXPENSE)
Interest income	61,959	19,663
Interest expense	(11,425,657)	-
Other income	12,090	2,576
Foreign currency transaction (loss)/gain	(1,922)	18,177

Total Other Income (Expense)	(11,353,530)	40,416

LOSS BEFORE INCOME TAXES	(14,443,329)	(2,887,201)

INCOME TAXES	(1,737)	-

NET LOSS	(14,445,066)	(2,887,201)

Less: Net loss attributable to non-controlling interest	(67,694)	-

NET LOSS ATTRIBUTABLE TO MMTEC, INC.	$(14,377,372)	$(2,887,201)

COMPREHENSIVE LOSS:
NET LOSS	(14,445,066)	(2,887,201)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(80,926)	(55,780)

TOTAL COMPREHENSIVE LOSS	(14,525,992)	(2,942,981)

Less: Comprehensive loss attributable to non-controlling interests	(83,432)	-

COMPREHENSIVE LOSS ATTRIBUTABLE TO MMTEC, INC.	$(14,442,560)	$(2,942,981)

NET LOSS PER COMMON SHARE
Basic	$(0.46)	$(0.92)
Diluted	$(0.30)	$(0.92)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	31,154,116	3,137,001
Diluted	83,411,491	3,137,001

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,445,066)	$(2,887,201)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	21,969	39,024
Allowance for bad debts	(204)	-
Gain on short-term investment	(534)
Non-cash lease expense	204,510	163,218
Foreign currency transaction loss (gain)	(3,326)	(18,177)
Deferred taxes expense	111	-
Imputed interest expense	11,425,469	-

Change in operating assets and liabilities:
Operating lease liabilities	(187,244)	(193,925)
Accounts receivable	(147,016)	(278,617)
Accounts payable	86,202	-
Security deposits	211	(41,604)
Prepaid expenses and other current assets	(500,283)	(1,115,439)
Advance from customers	291,658	(121,382)
Salary payable	(140,660)	(37,390)
Accrued liabilities and other payables	376,638	338,252

NET CASH USED IN OPERATING ACTIVITIES:	(3,017,565)	(4,153,241)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property and equipment	7,903	-
Purchase of property and equipment	-	(6,036)
Loan repayment from to third parties	293,945	-
Cash proceeds from acquisition	916,840	-
Deposit for business acquisition	1,000,000	-
Long-term investment in equity	(89,000,000)	-

NET CASH USED IN INVESTING ACTIVITIES	(86,781,312)	(6,036)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible bond	88,000,000	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	88,000,000	-

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(22,293)	(23,890)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,821,170)	(4,183,167)

CASH AND CASH EQUIVALENTS - Beginning of period	3,825,477	11,206,220

CASH AND CASH EQUIVALENTS - End of period	$2,004,307	$7,023,053

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$(188)	$-
Income taxes	$(1,737)	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition by issuing convertible promissory note	$7,000,000	$-
Conversion of bond to equity	$46,770,000	$-
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$-	$830,860

SUBMITTED HEREWITH

Exhibits:

99.1	News Release dated November 17, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: November 17, 2023